

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 24, 2015

Marc Shore
Chief Executive Officer
Multi Packaging Solutions International Limited
150 E. 52nd Street, 28th Floor
New York, NY 10022

> **Re:** **Multi Packaging Solutions International Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 11, 2015**
> **File No. 333-205278**

Dear Mr. Shore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2015 letter.

General

1. We note that affiliates of the lead underwriters to the offering are also lenders under your loan arrangements. In this regard, we also note your intent to repay certain indebtedness using the proceeds of the offering. Please revise your registration statement, as appropriate, to disclose these relationships and any conflicts of interest between your lead underwriters and loan arrangements with affiliates of your lead underwriters. Please also tell us whether you are required to have a qualified independent underwriter in light of your potential conflicts of interest and in accordance with FINRA Rule 5121. Any enhanced disclosure regarding conflicts of interest and a qualified independent underwriter, should be addressed in the risk factor section as well.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us

sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that we may have additional comments upon review of a complete prospectus.

Prospectus Summary, page 1

3.   We note your response to our prior comment 3 and the statement throughout the prospectus that you believe the market opportunity across your primary addressable markets is currently in excess of $17 billion. Because such a statement is usually interpreted to refer to annual sales or revenue, please revise to disclose the metric and clarify the basis for such statement. We may have further comments upon review of your revised disclosures.

4.   For each statement describing your competitive position in your industry and segment, your leadership position and your comparative rate of growth, please disclose the metrics upon which you base such claims. As applicable, please clarify that your metric is based upon the basis of revenue. We note your disclosure on page 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Significant Accounting Policies and Critical Accounting Estimates, page 79

Revenue Recognition, page 81

5.   Our prior comment 12 requested that you provide revised disclosure to provide additional detail explaining your revenue recognition policy in the context of your operations. However, it does not appear that this information was provided in your amended filing. Please revise. Refer to SAB Topic 13.

Stock-Based Compensation, page 81

6.   We note that you have a stock incentive plan which allows for the grant of options, restricted shares, and restricted units in Mustang Investment Holdings LP. Please revise to provide additional disclosure explaining how these equity-based compensation awards will be treated in connection with your planned reorganizational transactions.

7.   Your revised disclosure states that you rely on the results of a discounted cash flow analysis to estimate the fair value of Mustang Investment Holdings LP common stock, but that you also consider other widely recognized valuation models. Please tell us about the extent to which you rely on different valuation approaches (e.g., reference is made to the market approach in your filing). In addition, explain in greater detail how information derived from different valuation models is used to estimate the fair value of the stock to be used to account for stock-based compensation.

8.   The revised disclosure provided in response to our prior comment 22 states that, as of the date of the completion of your contemplated offering, compensation cost will be recognized related to the shares held by certain members of management in an entity that holds an investment in Multi Packaging Solutions Global Holdings Limited. Please disclose the amount of additional compensation cost that will be recognized and when this additional cost will be recognized.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 3 – Acquisitions, page F-20

9.   We are currently considering your response to our prior comment 14 and we may have further comments.

Note 12 – Income Taxes, page F-37

10.   We note the revised disclosure provided in response to our prior comment 17. However, it does not appear that you have provided sufficient detail regarding the expiration dates of your net operating loss carryforwards. Please revise your disclosure accordingly. Refer to FASB ASC 740-10-50-3.

Note 20 – Stock Options, page F-47

11.   Please provide us with a summary of options granted between the start of your most recently completed fiscal year (i.e., July 1, 2014) and the date of your response by date of issuance showing the fair value of the underlying shares. As part of your response, please explain how the information in the column captioned "Shares Subject to Option" in the table summarizing the status of unvested shares on page F-52 relates to your stock option activity.

12.   The revised disclosure provided in response to our prior comment 24 states that no compensation expense related to performance based options has been recorded as these options vest based on your principal investors obtaining a defined internal rate of return which is a performance condition not likely to be achieved. Please tell us whether the completion of your planned offering will result in the achievement of this performance condition, and if so, describe your planned accounting treatment.

13.   We note your response to our prior comment 23 that the incentive unit awards discussed on page 109 are the same awards discussed on pages F-51 and F-52. Please revise or explain to us why the description of your equity based awards on page 109 is not consistent with the option awards disclosure on pages F-51 and F-52. Please provide disclosure throughout your filing to describe your equity based awards in a consistent manner.

Note 22 – Segments, page F-53

14.   We note your response to our prior comment 26, but we were not able to find your disclosure of revenue for each product or each group of similar products. Please revise to provide this information. With your response, include a description of the similarities and differences between the products presented as a group in your amended filing. Refer to FASB ASC 280-10-50-40.

Exhibits

15.   We note your response to our prior comment 6. Please file the shareholders' agreement as an exhibit to your registration statement.

        You may contact Sandy Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

                                    Sincerely,

                                    /s/ Loan Lauren P. Nguyen

                                    Loan Lauren P. Nguyen
                                    Legal Branch Chief
                                    Office of Natural Resources